1225 15th Street NW

Washington, DC 20005

Tel 202.797.0762

Mark Ruddy

Direct: +I 202.797.0762

Fax: +I 202.318.0543

Email: mruddy@ruddylaw.com

July 22, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Larry Spirgel, Assistant Director

Re:

Shire Warwick Lewis Holdings, Inc. (f/k/a DE Acquisition 4, Inc.)

Form 8-K Filed June 19, 2014

File No. 000-53927

Dear Mr. Spirgel:

On behalf of Shire Warwick Lewis Holdings, Inc. (the “Company”), we are providing the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated July 9, 2014 in connection with the above referenced Form 8-K (the “8-K”) originally submitted on June 19, 2014.

Comment: You disclose that, on June 4, 2014, you acquired 100% of the issued and outstanding shares of the company from its sole shareholder, Ruth Shepley. Please tell us whether because of this acquisition you ceased to be a “shell company.” To the extent you are no longer a shell company, please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01(f), 5.01 (a)(8) and 9.01 (c) of Form 8-K. This information is required because you were a shell company prior to the transaction according to the Form 10-K you filed for fiscal year ended February 28, 2014.

Response: On June 4, 2014 Shire Warwick Lewis Group Limited (“SWL Group”) acquired 100% of the issued and outstanding Company shares from Ruth Shepley. Following this transaction, the Company continues to be a shell company. Securities Act of 1933, as amended, defines a shell company as a company that has no or nominal operations and no or nominal assets. The June 4, 2014 transaction was executed between SWL Group and Ruth Shepley. The Company did not receive any funds, and the Company continues to have no or nominal assets. In addition, SWL Group, as sole shareholder of the Company, has not created a business plan for the company. Thus, since the Company does not have a business plan and holds no or nominal assets, the Company continues to be a shell company as defined under Rule 405.

As requested by the Staff, attached to this letter as Exhibit A is a written statement from Mr. Perry Lewis, sole Director and Chief Executive Officer of the Company, on behalf of the Company, attesting to the accuracy and adequacy of the disclosures the Company has made.

Sincerely,

/s/   Mark Ruddy

Mark Ruddy

Ruddy Law Office, PLLC

cc:

Perry Lewis

Chief Executive Officer

Shire Warwick Lewis Holdings, Inc.